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                                                                      EXHIBIT 11






Statement Regarding Computation of Per Share Earnings

(in 000's, except per share amounts)

                                                   Three Months Ended

                                                March 31,         April 1,
                                                  2001              2000
Weighted average shares outstanding              47,496             47,247

Effect of dilutive securities                         -                107

Shares for diluted EPS                           47,496             47,354


Net income (loss)                              ($26,083)            $1,301



Per share amounts:

  Basic                                         ($0.55)              $0.03


  Diluted                                       ($0.55)              $0.03
